Independent Auditor’s Consent

I, Zhang Jun Xia, hereby consent to the inclusion in this Offering Statement of Kang Meida International Inc. (the “Company”) on Form 1-A of my independent auditor’s report(s) dated May 19, 2026, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to the financial statements of Kang Meida International Inc. as of and for the period from February 2, 2026 to March 31, 2026, and the related notes to the financial statements for its Regulation A offering, which report appears in this Offering Statement.

/s/ Zhang Jun Xia
Name: Zhang Jun Xia
I have served as the Company’s auditor since February 2, 2026, the date of the Company’s incorporation.
May 19th, 2026 Hong Kong